Exhibit 99.1

NEVADA GEOTHERMAL POWER ANNOUNCES THE APPOINTMENT OF DAVID PUNCH, CORPORATE COMMUNICATIONS

VANCOUVER, B.C. (January 13, 2010) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that it has appointed Mr. David Punch to the position of Manager, Corporate and Investor Relations. Mr. Punch has over 15 years experience in business development, sales, advertising and investor relations. Mr. Punch holds a BA from the University of British Columbia with a background in Economics.

"NGP is pleased to announce the appointment of Mr. Punch. With his expertise in business development along with his broad experience in investor relations, advertising and finance, Mr. Punch will play an integral role in NGP’s continued growth," stated Mr. Brian Fairbank, President & CEO.

Mr. Punch’s diverse career includes working in investor relations, investment advisement and in 2001, he co-founded and served as Vice President of Business Development at an internet advertising network and technology provider until the company was acquired by an industry leading company.

"I’m a firm believer in geothermal energy and NGP’s growth potential,” stated Mr. Punch. “We have a great story to tell at NGP and I look forward to communicating NGP’s future growth plans with the investment community and potential partners.”

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. is an emerging renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

NGP’s phase 1 development at Blue Mountain ‘Faulkner 1’ geothermal power plant is Generating Revenue and the Power is On!

Nevada Geothermal Power Inc.	Investor Inquiries:
Brian D. Fairbank, P. Eng.	Paul Mitchell
President & CEO	Nevada Geothermal Power Inc.
www.nevadageothermal.com	Telephone: 604-688-1553 X118
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.